November 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Jennison Small Company Fund, Inc.

Post-Effective Amendment No. 64 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 65 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 002-68723

Investment Company Act No. 811-03084

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on September 28, 2017 on behalf of Prudential Jennison Small Company Fund, Inc. (the Fund) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding two new classes of shares to the Fund. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on November 9, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and Class R4 shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part: “We look for stocks in a variety of different industries and sectors that we believe have attractive valuations, and should experience superior earnings growth on an intermediate term basis.” Please include relevant explanation of what is meant by the term “intermediate term basis.” In particular, if this is meant to indicate a specific time period, please disclose the specific time period.

Response: In response to this comment, the disclosure has been revised accordingly.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part: “We currently consider small companies to be those with a market capitalization less than the largest market capitalization of the Russell 2500 Index at the time of investment.”

Since the Russell 2500 Index is a small- and mid-cap securities index, please explain why this index is an appropriate index for the Fund, in light of the fact that the Fund’s name provides that it invests in “small company” securities. Should the Fund’s name be changed in order for the Fund’s name to be consistent with the Fund’s investment style?

Please supplementally provide the Fund’s market capitalization range.

Response: The Registrant believes that the name of the Fund is consistent with its principal investment strategies and policies, and that the use of the Russell 2500 Index by the Fund is appropriate and consistent with the Fund’s name.

The Fund’s benchmark, the Russell 2500 Index, is comprised of the smallest 2,500 companies by market capitalization in the Russell 300 Index. By definition, the upper limit for market capitalization of the Russell 2500 Index is below that of the Russell Midcap Index, which includes the companies in the Russell 300 Index ranked 201st through 1,000th. As a result, the Russell 2500 Index includes only the smallest companies in the Russell Midcap Index and even includes constituents appearing in the Russell Microcap Index. As of September 30, 2017, the Russell 2500 Index had a median market capitalization of $1.2 billion, while the Russell Midcap Index had a median market capitalization of $8.1 billion.

Over the past 10 years, the Fund’s median market capitalization has ranged from a low of $1.1 billion to a high of $2.9 billion. The stocks held in the Fund have ranged in market capitalization from $31 million to $15.9 billion over the trailing 10 years.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please explain why the following types of securities and or investment strategies, which are discussed in this section, are not also discussed in the Fund Summary?

-- Real Estate Investment Trusts
-- Investment Grade Investments
-- Foreign Securities
-- Short Sales
-- Investments in Affiliated Funds

Response: These strategies are not considered to be principal investment strategies of the Fund, and therefore the Registrant does not believe that it would be appropriate or consistent with Form N-1A to discuss these types of securities and/or strategies in the Fund Summary.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal and Non-Principal Strategies,” please differentiate/segregate the table so that principal and non-principal strategies are grouped separately.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please note that there are additional risks discussed in this section which are not discussed in Fund Summary as principal risks. Please ensure that all risks appearing in this section which are principal risks are also discussed in the Fund Summary as principal risks.

Response: The additional risks which are discussed in this section are not considered to be principal risks, and therefore the Registrant does not believe that it would be appropriate or consistent with Form N-1A to include these additional risk disclosures in the Fund Summary.

13. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include a discussion and explanation of “dealer reallowance,” since the sales charge table which appears in this section identifies the amount of dealer reallowance that is paid based on different sales charge amounts.

Response: In response to this comment, the Prospectus has been revised to include an explanation of the term “dealer reallowance.”

14. Comment: In the section disclosing how to reduce the sales charges applicable to Class A and Class C investors, please reference the applicable financial intermediaries under “Other Types of Investors.”

Response: The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President & Corporate Counsel